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                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                  Schedule TO

                     Tender Offer Statement under Section
          14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
                          Lifschultz Industries, Inc.
                           (Name of Subject Company)

                          Saltwater Acquisition Corp.
                              Danaher Corporation
                        (Name of Filing Person-Offeror)

                    Common Stock, Par Value $0.001 Per Share
                         (Title of Class of Securities)

                                   531925 20 4
                      (CUSIP Number of Class of Securities)

                               Patrick W. Allender
                           Executive Vice President,
                     Chief Financial Officer and Secretary
                            1250 24th Street, N.W.
                            Washington, D.C. 20037
                           Telephone: (202) 828-0850
           (Name, Address and Telephone Number of Person Authorized
      to Receive Notices and Communications on Behalf of Filing Persons)

                                   Copy to:

                             Mark A. Dewire, Esq.
                          Wilmer, Cutler & Pickering
                               2445 M Street, NW
                          Washington, D.C. 20037-1420
                           Telephone: (202) 663-6000

                           CALCULATION OF FILING FEE
================================================================================
        Transaction Valuation                     Amount of Filing Fee
--------------------------------------------------------------------------------
               Not applicable                               Not applicable
================================================================================


|_| Check box if any part of the fee is offset as provided by Rule 0- 11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: None.
     Form or Registration No.: Not applicable.
     Filing Party: Not applicable.
     Date Filed: Not applicable.
x    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
     Check the appropriate boxes below to designate any transactions to which the statement relates:
x    third-party tender offer subject to Rule 14d-1.
|_|  issuer tender offer subject to Rule 13e-4.
|_|  going-private transaction subject to Rule 13e-3.
|_|  amendment to Schedule 13D under Rule l3d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

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ITEM 12  EXHIBITS


Exhibit 99.1   Text of Press Release issued on May 16, 2001
Exhibit 99.2   Text of Press Release issued on May 16, 2001

                                 EXHIBIT INDEX


Exhibit 99.1   Text of Press Release issued on May 16, 2001
Exhibit 99.2   Text of Press Release issued on May 16, 2001

Exhibit 99.1

FOR IMMEDIATE RELEASE                  CONTACT:   PATRICK W. ALLENDER
                                                  CHIEF FINANCIAL OFFICER
                                                  (202) 828-0850

              DANAHER CORPORATION ANNOUNCES AGREEMENT TO ACQUIRE
                          LIFSCHULTZ INDUSTRIES, INC.
--------------------------------------------------------------------------------

     Washington, D.C., May 16, 2001 -- Danaher Corporation (NYSE:DHR) announced today that it has entered into a definitive merger agreement with Lifschultz Industries, Inc. (NASD:LIFF) to acquire all of its outstanding shares at a cash price of $22.80 per share. The transaction has a total value of approximately $33 million including assumption of debt.

     Lifschultz Industries, Inc., headquartered in New York, New York, through its only operating subsidiary, Hart Scientific, Inc. ("Hart"), designs, manufactures, and markets scientific and industrial temperature measurement calibration equipment and calorimetry instrumentation. Hart had FY2000 revenues of approximately $19 million. Danaher expects the acquisition to be neutral to 2001 earnings.

     Under the merger agreement, Danaher will commence a tender offer for Lifschultz's outstanding shares, which will be subject to certain conditions, including at least a majority of Lifschultz's outstanding shares, on a fully diluted basis, being tendered without withdrawal prior to the expiration of the offer, and clearance of the transaction under applicable governmental agencies' regulations being obtained. Shareholders who own or have voting and investment control over more than 40 percent of Lifschultz's outstanding shares have executed agreements with Danaher to tender their shares.

     Danaher Corporation is a leading manufacturer of Process/Environmental Controls and Tools and Components (www.danaher.com).

     All stockholders should read the tender offer statement concerning the tender offer that will be filed by Danaher, and the solicitation/ recommendation statement that will be filed by Lifschultz, with the Securities and Exchange Commission (SEC) and mailed to stockholders. These statements will contain important information that stockholders should consider before making any decision regarding tendering their shares. Stockholders will be able to obtain these statements in due course, as well as other filings containing information about Danaher and Lifschultz, without

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charge, at the SEC's internet site (www.sec.gov). Copies of the tender offer and the solicitation/recommendation statements and other SEC filings can also be obtained, without charge, from Danaher's Corporate Secretary.

     Statements in this release that are not strictly historical may be "forward-looking" statements, which involve risks and uncertainties. These include economic and currency conditions, market demand, pricing, and competitive and technological factors, among others, as set forth in the companies' respective SEC filings.

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Exhibit 99.2


                                                        For more information:
                                                        Larry Wilson
                                                        Public Relations Manager
                                                        (425) 446-5671
                                                        larry.wilson@fluke.com

              Fluke Corporation to Acquire Hart Scientific, Inc.
                Temperature calibration leader expands Fluke's
              line of precision measurement products and services


EVERETT, WA -- Fluke Corporation, part of the Danaher (NYSE: DHR) family of companies and a worldwide leader in portable, professional electronic test tools, today announced that Danaher intends to acquire Lifschultz Industries, Inc. (NASDAQ: LIFF), including its wholly owned operating subsidiary, Hart Scientific, Inc. Hart Scientific designs, manufactures, and markets scientific and industrial temperature measurement and calibration equipment at its facility in American Fork, Utah.

Under the agreement, Hart will become part of the Fluke Precision Measurement group while continuing to do business as Hart Scientific, Inc.

"Hart Scientific has earned a reputation as the premier supplier of temperature calibration products," said Tom Johnson, precision measurement business unit manager of Fluke Corporation. "Our own reputation in precision measurement has been built on excellence in dc and low frequency ac calibration, and we are committed to maintaining that focus while moving into new growth areas. Adding the Hart portfolio of products will allow us to address more customers' needs as we continue to build our range of calibration products and services." Fluke Precision Measurement encompasses a broad selection of standards, calibrators, data loggers, general-purpose test instruments, software, training, and global support and service.

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"We are happy we found a partner who matched our commitment to the customer, and who could help us achieve a broader worldwide presence in calibration," said Jim Triplett, Hart's chief executive officer. "As part of the Fluke organization, we can grow much faster than we could on our own. We are excited about the opportunity to provide more service to our existing customers and to expand our reach to more customers around the world."

"This really is a great fit for both companies," confirms Jim Lico, Fluke president, "Our customers will be the real winners as we continue to develop new products and services. This is another step in our efforts at Fluke to expand our range of test tools solutions for our customers and to grow our business."

Temperature measurement

The Hart Scientific product line includes primary standards, thermometer readouts and probes, temperature baths, industrial calibrators and software. Primary and secondary laboratories as well as a growing number of manufacturing companies who rely on precise temperature controls for manufacturing processes, use the equipment. These industries include pharmaceuticals, petrochemical and food products.

Lifschultz had revenues of $19 million in their last fiscal year, ending July 31, 2000. Growth was fueled by an expanding market for its products, the introduction of new products and sales into new geographies. Hart Scientific and its manufacturing center are based in American Fork, Utah, employing approximately 100 people. Under the acquisition agreement Hart's operations will continue to be based in Utah.

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Danaher intends to commence a tender offer for Lifschultz's outstanding shares.
The offer will be subject to certain conditions, including that at least a majority of Lifschultz's outstanding shares, on a fully diluted basis, are tendered without withdrawal prior to the expiration of the offer and clearance of the transaction under applicable governmental agencies' regulations. The transaction is scheduled to close upon final regulatory approval.

Lifschultz Industries

Founded in 1987, Lifschultz Industries designs, manufactures, and markets scientific and industrial instrumentation and instrument calibration equipment. Most of the company's revenues are from its operating subsidiary Hart Scientific, Inc. and Hart Scientific's subsidiary, Calorimetry Sciences Corporation. For more information contact Hart Scientific Inc. at 801-763-1600, or e-mail chris_juchau@hartscientific.com.

Fluke Corporation

Fluke Corporation is the leader in compact, professional electronic test tools, calibration equipment and software. Fluke products are used by technicians and engineers in service, installation, maintenance, manufacturing test and quality functions in a variety of industries throughout the world. Founded in 1948, Fluke has over 2,400 employees worldwide and distributes its products in over 100 countries. The company's international headquarters are in Everett, WA, USA, with European sales and service headquarters located in Eindhoven, The Netherlands. Fluke is a wholly owned subsidiary of Danaher Corporation.

For more information on Fluke Precision Measurement products and services, contact Fluke Corporation, P.O. Box 9090, Everett, WA USA 98206, call (888) 492-7554, fax (425) 446-5116 or e-mail: fluke-info@fluke.com. Visit Fluke's web site at http://www.fluke.com. In Europe, call or write Fluke Europe B.V., P.O. Box 1186, Eindhoven, The Netherlands, (31 40) 2 675 200 or fax (31 40) 2 675 222.
From all other countries, call Fluke, Everett, WA USA (425) 446-5500, or fax
(425) 446-5116.

All stockholders should read the tender offer statement concerning the

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tender offer that will be filed by Danaher, and the solicitation/recommendation statement that will be filed by Lifschultz, with the Securities and Exchange Commission (SEC) and mailed to stockholders. These statements will contain important information that stockholders should consider before making any decision regarding tendering their shares. Stockholders will be able to obtain these statements in due course, as well as other filings containing information about Danaher and Lifschultz, without charge, at the SEC's internet site (www.sec.gov). Copies of the tender offer and the solicitation/recommendation statements and other SEC filings can also be obtained, without charge, from Danaher's Corporate Secretary.

Statements in this release that are not strictly historical may be "forward-looking" statements, which involve risks and uncertainties. These include economic and currency conditions, market demand, pricing, and competitive and technological factors, among others, as set forth in the companies' respective SEC filings.

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